Exhibit 99.2
FIRST AMENDMENT
TO
THE DAVEY 401KSOP AND ESOP
(January 1, 2015 Restatement)
The Davey 401KSOP and ESOP (the "Plan"), presently maintained under an amendment and restatement made effective as of January 1, 2015, as amended, is hereby further amended, effective January 1, 2016, to provide as follows:
1.Section 2.1(f) of the Plan is amended to provide as follows:
(f)    The term "Continuous Service" shall mean the period of time between a Participant's Employment Commencement Date and his most recent Severance Date.
2.Section 6.3 of the Plan is amended to provide as follows:
6.3    ESOP Borrowing. Under the Trust Agreement the Trustee has the power to borrow money for the purposes of the Plan to the extent permitted by the Plan. To further the purposes of the Plan, and the ESOP Feature in particular, the Trustee may borrow money upon such terms and conditions as it deems appropriate and as directed by the Investment Committee described in the Trust Agreement; provided, however, that any such loan by or guaranteed by a "disqualified person," as defined in Section 4975(e)(2) of the Code, shall be subject to the following requirements:
(a)The proceeds of the loan must be used within a reasonable period of time after receipt by the Trustee only:
(1)to acquire Shares,
(2)to reduce the loan, or
(3)to repay a prior loan;
(b)the loan must be at a reasonable rate of interest and for a specific term;
(c)any collateral pledged to the creditor by the Trustee shall consist only of the assets purchased with the borrowed funds;
(d)the loan may not be payable at the demand of any person, except in the case of default, in accordance with Treasury Regulations Section 54.4975-7(b);

(e)the creditor shall have no recourse against the Fund other than with respect to the collateral pledged, the contributions of the Employers (other than contributions of Shares) that are made to the Fund to meet their obligations under the loan, and the earnings attributable to the collateral and to the investment of those contributions, which shall be separately accounted for until the loan is repaid; and payments made with respect to a loan by the Trustee during a Plan Year must not exceed an amount equal to the sum of those contributions and earnings received during or prior to the Plan Year less payments made with respect to that loan in prior Plan Years;
(f)in the event of default on the loan, the value of the Fund assets transferred in satisfaction of the loan must not exceed the amount of default, and if the lender (other than a guarantor) is a disqualified person as defined in Section 4975(e)(2) of the Code, the loan shall provide for a transfer of Fund assets upon default only upon and to the extent of the failure of the Fund to meet the payment schedule of the loan; and
(g)the Trustee will establish a separate account for Shares acquired by the Trustee with the proceeds of a loan and which have not been allocated to the accounts of Participants. The Plan may release the Shares from this account using one of the following methods:
(1)     For each plan year during the duration of the loan, the number of Shares released must equal the number of encumbered Shares held immediately before release for the current Plan Year multiplied by a fraction, the numerator of which is the amount of principal and interest paid for the year, and the denominator of which is the sum of the numerator plus the principal and interest to be paid for all future years. The number of future years under the loan must be definitely ascertainable and must be determined without taking into account any possible extensions or renewal periods. If the interest rate under the loan is variable, the interest to be paid in future years must be computed by using the interest rate applicable as of the end of the plan year. If collateral includes more than one class of Shares, the number of Shares of each class to be released for a plan year must be determined by applying the same fraction to each class.
(2)    The Plan may release Shares from the account using the formula described above but calculated only with reference to principal payments. If this second formula is used, the following additional requirements apply: (i) the loan must provide for annual payments of principal and interest at a cumulative rate that is not less rapid at any time than level annual payments of such amounts for 10 years; (ii) interest included in any payment may be disregarded only to the extent that it would be determined to be interest under standard loan amortization tables; and (iii) this alternate formula may not be used from the time that, by reason of a renewal, extension, or refinancing, the sum of the expired duration of the loan, the renewal period, the extension period, and the duration of a new loan exceeds 10 years.
3.Section 7.4 of the Plan is amended by the addition of a new sentence at the end thereof to provide as follows:
After such dividends have been used to make a payment on the loan, the Trustee shall release an amount of Shares with a fair market value equal to no less than the amount of the dividends paid. Such released Shares shall be allocated to the Separate Accounts of the Participants who have an interest in such fund as if the released Shares were earnings.
4.Section 8.1(b) of the Plan is amended to provide as follows:
(b)    the date on which such Participant's employment with the Company or a Related Corporation is terminated due to early retirement after attainment of age 55;
5.Section 8.3 of the Plan is amended by the addition of a new subsection (d) immediately following subsection (c) to provide as follows:
(d)    In the event that a portion of the Participant's Separate Accounts to be forfeited contains Shares, the Shares in the Participant's Separate Accounts must be forfeited only after the other assets in the Participant's Separate Accounts and, if the Participant's Separate Accounts contain more than one class of Shares, the same proportion of each class of Shares must be forfeited, pursuant to Treasury Regulations Section 54.4975-11(d)(4).
6.Section 12.4 of the Plan is amended to provide as follows:
12.4    Surviving Spouse Defined. The term surviving spouse means the deceased Participant's spouse at the time of the Participant's death.
7.Article XXI of the Plan is amended by the addition of a new Section 21.4 to provide as follows:
21.4    Discontinuance of Local 126 Provisions. Article XXI of the Plan and the associated Addendum Re: Local 126 shall cease to have further effect by reason of Local 126 no longer continuing to exist and the subsequent distribution of all Participant accounts maintained under those provisions having been made in accordance with the terms of the Plan.

*	*	*

EXECUTED at Kent, Ohio, this 19th day of September, 2016.

THE DAVEY TREE EXPERT COMPANY

By:	/s/ Joseph R. Paul
Title:	EVP, CFO and Secretary

And:	/s/ Christopher J. Bast
Title:	Treasurer
4